Exhibit 99.1

Hydro One Releases 2013 Third Quarter Financial Results

For Immediate Release – November 14, 2013

Toronto – Hydro One Inc. today released its 2013 third quarter results with net income for the quarter of $218 million and revenues of $1,542 million.

“We continue to make investments to provide our employees with the tools to help our customers by making prudent investments, improving customer service and being more efficient,” said Carmine Marcello, President and CEO, Hydro One Inc. “Our recent recognition by SAP for our customer information system implementation shows our continued strategy to provide an advanced, scalable, enterprise-wide platform to move our business forward for the benefit of our customers.”

The following are some of our key achievements:

•	SAP presented us with their Canadian Project of the Year award as we completed the fourth phase of our SAP implementation: our new Customer Information System (CIS). CIS is helping us ensure our customer care operations are leaders in the industry. As the system stabilizes, benefits to our customers include improved call center interactions, increased accuracy and timeliness in our billing process, and an improved ability to help our customers address their problems with up to date information.

•	We partnered with Northern College and District School Board Ontario North East to host a retreat called the Lightning Trail for 29 Aboriginal youth. During the week-long event, students were given the opportunity to participate in workshops and activities dealing with residential wiring, welding and instrumentation. Students who participated received a Certificate of Completion from Northern College. In addition, three Lightning Trail participants were awarded Northern College Hydro One Aboriginal Leadership Entrance Bursaries. Northern College is part of our College Consortium with four Ontario colleges. We recently partnered with another consortium member, Algonquin College, as part of their launch of the Women in Electrical Engineering Technology (WEET) Program on October 4, 2013. The WEET Program is a compressed two-year program designed for women holding degrees or advanced diplomas in Science, Technology, Engineering or Math, and includes a paid work placement with our company.

•	Our Summerhaven 230 kV Switching Station, located in Haldimand County, was energized on June 4, 2013. Project construction began in July 2012 and involved building the greenfield station in order to connect the 124MW Summerhaven Wind Farm under Ontario’s Green Energy Act. At the maximum generating capacity, the Summerhaven Wind Energy Centre will produce enough clean energy for approximately 32,000 homes in Ontario.

•	On October 9, 2013, we successfully issued $1.185 billion of notes under our $3 billion Medium-Term Note shelf prospectus. The issuances included a $750 million 5-year tranche at a coupon rate of 2.78% and a $435 million 30-year tranche with a coupon rate of 4.59%. Both tranches were offered on a registered basis in both Canada and the United States and were listed on the New York Stock Exchange. This financing marks Hydro One’s largest issue to date, surpassing the $1 billion raised through our inaugural debt offering in June 2000.

•	On November 1, 2013, Ontario was impacted by yet another wind storm. At times, the winds surpassed 100 kilometres per hour, causing significant damage to our distribution system. Our crews worked for three days to restore power to over 315,000 affected customers across southern, central and eastern Ontario. This is one of many severe storms that has impacted Ontario so far this year.

Net income was $218 million for the third quarter and $643 million for the first nine months of 2013, $17 million, or 8%, higher than our comparable 2012 net income in the quarter and $63 million, or 11%, higher in the first nine months. We experienced higher distribution revenues mainly reflecting increased purchased power costs, primarily related to the Ontario Energy Board’s regulated price plan rate-setting process and the Independent Electricity System Operator’s spot market. We also experienced increased transmission revenues reflecting a higher peak demand in both periods of the year due to intermittent periods of hot weather in the summer. Our net income was also positively impacted by a lower provision for payments in lieu of corporate income taxes and lower financing charges. Power restoration expenditures following major storms in April and July of this year contributed to increased operation, maintenance and administration expenditures in both periods. In the year-to-date period, increases in operation, maintenance and administration expenditures were partially offset by a reduction to our provision for payments in lieu of transmission station property taxes following the finalization of the assessment of certain prior years’ property tax returns.

Capital investments of $979 million for the first nine months of 2013 were lower by $62 million, or 6%, compared to 2012. We experienced lower expenditures on our transmission development projects, mainly related to our Bruce to Milton Transmission Reinforcement Project to connect refurbished nuclear and new wind generation sources in the Huron-Grey-Bruce area, which went into service in May 2012. We also completed our Commerce Way Transformer Station, earlier this year, contributing to lower expenditures compared to 2012. Within our Distribution Business, we experienced increased expenditures primarily related to storm restoration work, which were mostly offset by a reduction to our expenditures to expand and reinforce our distribution system as we completed a number of major projects last year.

Total revenues for the first nine months of $4,517 million were $224 million, or 5%, higher than the same period last year. Our distribution revenues were $3,308 million, $196 million higher than last year, primarily reflecting the recovery of higher pass-through purchased power costs. Higher energy consumption resulting mainly from the colder winter in the first quarter also contributed to the increase. Transmission revenues of $1,163 million were $29 million higher than last year, primarily reflecting export service revenues and other ancillary services associated with the Ontario Energy Board’s December 20, 2012 transmission rate decision and higher peak demands on the transmission system compared to last year. The transmission revenue requirement approved for 2013 resulted in no change to rates for the transmission portion of the customer bill compared to previous levels.

Net cash from operating activities was $490 million in the third quarter of 2013. During the quarter, we paid dividends to the Province of Ontario of $29 million and recorded a provision for payments in lieu of corporate income taxes due to the Ontario Electricity Financial Corporation in the amount of $23 million.

CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

	Three months ended September 30				Nine months ended September 30
(Canadian dollars in millions, except as otherwise noted)	2013	2012	$ Change	% Change	2013	2012	$ Change	% Change
Revenues	1,542	1,466	76	5	4,517	4,293	224	5
Purchased power	744	695	49	7	2,226	2,064	162	8
Operating costs	467	439	28	6	1,312	1,289	23	2
Net income	218	201	17	8	643	580	63	11
Net cash from operating activities	490	396	94	24	976	871	105	12

Average Ontario 60-minute peak demand (MW)[1]	23,481	23,002	479	2	21,812	21,581	231	1

Distribution – units distributed to our customers (TWh)[1]	7.2	7.3	(0.1)	(1)	22.0	21.8	0.2	1

[1]	System-related statistics are preliminary

Hydro One Inc. is a holding company that operates through its subsidiaries in electricity transmission and distribution and telecom businesses. One of its subsidiaries, Hydro One Networks Inc., operates one of the largest transmission and distribution systems in North America. Hydro One Inc. is wholly owned by the Province of Ontario.

Hydro One Inc.‘s 2013 Third Quarter Consolidated Financial Statements and Management’s Discussion and Analysis can be accessed through the following link:

www.hydroone.com/financials

For further information, please contact:

Daffyd Roderick	Ali R. Suleman
Director, Corporate Communications	Vice President and Treasurer
416-345-5828	416-345-6126

Hydro One Investor Relations

416-345-6867

3